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July 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Tonya Aldave

Re:	Invesco CurrencyShares® Canadian Dollar Trust

Registration Statement on Form S-3

Filed June 30, 2021

File No. 333-257549

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® Canadian Dollar Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Friday, July 9, 2021 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Trevor Currie at (312) 832-4373, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC

By:	/s/ Anna Paglia
Anna Paglia
Chief Executive Officer